Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: June 29, 2017

A LOOK INSIDE:
BAKER HUGHES, A GE COMPANY
Creating Fullstream Capability Across the Oil and Gas Value Chain
Information Technology
The Information Technology team partners with Global Operations,
Product Companies,
and Functions and is
primarily responsible for the delivery and support of technology solutions to enable business outcomes.
Our key priorities include the following:
o Drive Digital Thread powered by the Predix platform to
enhance business productivity and
accelerate customer outcomes
o Enhance employee experience and collaboration through
contemporary technology and tools
o Deliver and support critical business systems and
underlying infrastructure
o Safeguard and protect assets and technology through
Cyber and Product Security, Risk & Compliance
o Enable business insights through advanced analytics and reporting
Jennifer Hartsock - Chief Information Officer
o 20 years of IT leadership experience including prior to GE CIO roles in
Cameron International and Caterpillar
o As CIO of GE Oil & Gas, leads the global IT team to
deliver simplification
and innovative solutions
o Drives GE Oil & Gas's Digital Thread powered by the Predix platform to enhance business productivity and accelerate customer outcomes
Leadership Team
Suresh Rao - Technical Product
Management Leader
o 20 years of experience in a variety of roles in IT,
Operations and Six Sigma Quality
o 15 years with GE Capital and GE Oil & Gas
o Currently responsible for the Digital Technology
supporting the Commercial transformation for GE Oil & Gas
Michael Glowacki - Technical
Product Management Leader
o 9 years at GE with experience in Digital Technology
across various business segments and countries
o Graduate of GE's Corporate Audit Staff with roles
of increasing responsibility
o Currently responsible for Digital Technology in
Supply Chain and Services for GE Oil
& Gas

A LOOK INSIDE:
BAKER HUGHES, A GE COMPANY
Creating Fullstream Capability Across the Oil and Gas Value
Chain
James Alcombright - Technical
Product Management Leader
o 20 years of experience in a variety of roles in IT
including Infrastructure & Architecture
o 8 years with GE working supporting Global Research
and Alstom Integration
o Currently GE Oil & Gas IT Integration Leader
Jeff Davey - ERP COE Leader
o 30+ years of experience working in Engineering,
Manufacturing, IT, and Software
o 32 years with GE/Bently Nevada. Worked in various
businesses such as Healthcare and Energy.
o Currently CIO for Digital
Solutions and Digital for GE Oil
& Gas
Jacqueline Wallace - Data & Analytics Leader
o 27+ years of Business and IT
experience in GE
o Prior roles include multiple GE businesses
supporting sales, marketing, finance, ERP, and operations
o Currently leads Data & Analytics organization
for GE Oil & Gas
Julio Lago - IT Integration Leader
o 22 years of experience in Oil & Gas,
Manufacturing and Consumer Good sectors
o Previously served as Global IT Enterprise
Application Director and several other IT roles
o Currently leads the IT integration planning team
including infrastructure, applications, and processes for
Baker Hughes
Jeff Fleece - Enterprise Architecture/Infrastructure &
Operations Leader
o 23 years of experience in the high-tech industry
and public sector
o Previously led cloud/ infrastructure consulting
practice for Sungard Availability Services and cloud architecture/ operations for Dell, Inc.
o Currently serves at Chief Technology Officer,
Digital Technology, and Acting CISO for GE Oil & Gas

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, Bear Newco, Inc. (“Newco”)  has filed with the SEC a registration statement on Form S-4, including Amendments No. 1 and 2 thereto. The registration statement was declared effective by the SEC on May 30, 2017.  Newco and Baker Hughes have also filed with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”) and Baker Hughes has mailed the Combined Proxy Statement/Prospectus to its stockholders and has filed other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Combined Proxy Statement/Prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.  The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.